1 Terminal Drive   •   Plainview, New York 11803 U.S.A.  •   Phone (516) 677-0200   •   Fax (516) 677-0380   •   www.veeco.com

January 13, 2013

BY EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:                             Veeco Instruments, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed November 4, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Filed November 8, 2013

File No. 000-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed November 4, 2013, and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2013, filed November 4, 2013 (File No. 0-16244), as set forth in your letter to John R. Peeler dated December 31, 2013.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 45

1.                                      We note your disclosures on page F-43 that you have $96.4 million of undistributed earnings as of December 31, 2012 related to your foreign subsidiaries and that you intend to permanently reinvest these earnings within your foreign subsidiaries in China, South Korea, Japan, Malaysia, Singapore and Taiwan. We also note on page F-7 that you have $385 million of cash and cash equivalents outstanding as of December 31, 2012. To the extent cash related to undistributed earnings could be considered material to an understanding of your liquidity and capital resources in future periods, please revise your future filings to disclose the cash and investment amounts held by your foreign subsidiaries that would not be available for use without you incurring income taxes thereon. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will disclose in future filings cash and investment amounts held by our foreign subsidiaries that would not be available for use without incurring income taxes thereon.   The Company will also include additional disclosure, as applicable, for any known trends, demands or uncertainties as result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to our financial flexibility.

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Notes to Consolidated Financial Statements, page F-13

Note 10. Commitments and Contingencies and Other Matters, page F-44

2.                                      We note your disclosure on pages F-46 and F-47 related to your outstanding litigation with Patrick Colbus. We also note that you believe that the “potential loss” associated with this contingency is “not probable or estimable” and that you have not recorded any reserves related to this legal matter. FASB ASC 450 requires disclosure of the amount or range of reasonably possible loss as that term is defined in the standard. Please revise future filings to disclose an estimate of the reasonably possible loss or range of loss for the referenced contingency. If such an estimate cannot be made, you should include disclosures in future filings that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to FASB ASC 450-20-50.

RESPONSE:

We appreciate the Staff’s comment and note that we believe any damages that may arise from this action are expected to be fully covered by insurance and the Company does not believe that it is reasonably possible it will incur a loss for this matter.  Subject of course to updates for changes in the underlying facts as the litigation progresses, we intend to update this disclosure in future filings as set forth below:

Litigation

Veeco and certain other parties were named as defendants in a lawsuit filed on April 25, 2013 in the Superior Court of California, County of Sonoma. The plaintiff in the lawsuit, Patrick Colbus, seeks unspecified damages and asserts claims that he suffered burns and other injuries while he was cleaning a molecular beam epitaxy system alleged to have been manufactured by Veeco. The lawsuit alleges, among other things, that the molecular beam epitaxy system was defective and that Veeco failed to adequately warn of the potential risks of the system. ~~Although~~ Veeco believes this lawsuit is without merit and intends to defend vigorously against the claims. ~~and although Veeco maintains insurance which may apply to this matter, the lawsuit could result in substantial costs, divert management’s attention and resources from our operations and negatively affect our public image and reputation. Because the~~  Veeco is unable to predict the outcome of this action or to reasonably estimate the possible loss or range of loss, if any, arising from the claims asserted therein.  The Company believes ~~that this potential loss is not probable or estimable, it has not recorded any reserves related to this legal matter. it has adequate insurance coverage to protect itself from financial damages that might be incurred~~ that, in the event of any recovery by the plaintiff from Veeco, such recovery would be fully covered by Veeco’s insurance.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 4. Controls and Procedures, page 35

3.                                      We noted disclosures herein that “Veeco’s management . . . conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012 in connection with the preparation of our annual report on Form 10- K, for year ended December 31, 2012…As a result of those material weaknesses, management has concluded that our disclosure controls and procedures were not effective as of September 30, 2013”. We also noted disclosures in Item 4 of your March 31 and June 30, 2013 Form 10-Q’s that management’s disclosure controls and procedures effectiveness conclusions were based on evaluations performed as of December 31, 2012. In light of the referenced disclosures, please confirm, if true, that management performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, June 30 and September 30, 2013. If not, tell us why you believe your current disclosure controls and procedures effectiveness conclusions are appropriate and compliant with Item 307 of Regulation S-K.

RESPONSE:

We confirm that management performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, June

30 and September 30, 2013.  Future filings will reflect the appropriate date of each applicable evaluation.

*                                         *                                         *

The Company acknowledges that:

(1)                                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 ext. 1301 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ David D. Glass
David D. Glass
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc:                                Tara Harkins

Jay Webb